FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of July 2010
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine – BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Second Quarter 2010 Results
Group Operating Margin at 6%
Lower Multi-Client After-Sales in the Gulf-of-Mexico
Sercel Strengthening, Operating Margin to 27%
PARIS, France – July 30th 2010 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today its non-audited second quarter 2010 consolidated results. All comparisons are made on a year-on-year basis unless stated otherwise. All 2009 results are reported before restructuring and impairment.
•	Group revenue was $647m, down 17% year-on-year with the vessel reduction plan realized Sequentially, Group revenue was down 7% as a result of Arctic land crew demobilization and reduced multi-client sales in the Gulf-of-Mexico and Brazil

•	Group operating margin was 6%, with Sercel performance increasing to 27% and Services maintaining a slightly positive margin while operating in a low priced marine market and with low multi-client contributions

•	Net income was $8m

•	Net debt to equity ratio at 39%

•	Backlog as of July 1st was stable sequentially at $1.5 billion
Second Quarter 2010 key figures

	First Quarter	Second Quarter
In million $	2010	2010	2009

Group Revenue	696	647	779
Sercel	222	247	239
Services	511	460	558
Group Operating Income	37	37	67
margin	5%	6%	9%
Sercel	50	66	57
margin	22%	27%	24%
Services	14	5	36
margin	3%	1%	6%
Net Income	1	8	23
margin	0%	1%	3%
Net Debt	1,343	1,452	1,499
Net Debt to Equity ratio	35%	39%	36%

CGGVeritas CEO, Jean-Georges Malcor commented:
“Our 2010 second quarter results were in-line with our expectations despite the situation in the Gulf-of-Mexico and delays in the publication of pre-salt regulations in Brazil which impacted our marine multi-client sales. Sercel further strengthened this quarter, especially in marine, as streamer demand for both new builds and upgrades of existing configurations increased.
Looking forward, land and marine sales in Sercel are expected to remain at high levels driven by increased technology intensity requirements for high resolution imaging. In Services, commercial activity is increasingly supported by new opportunities in most regions. However, uncertainty in the Gulf-of-Mexico could continue to impact multi-client sales and probably will delay the balancing of supply and demand in contract marine if vessels relocate to other basins worldwide.
With our new organization we will focus on improving the operational performance of each of our activities, accelerating the continuous advance of technology and utilizing our full breadth to develop innovative solutions for our clients. BroadSeis, our new patented broadband marine solution launched last month saw excellent market take-up with multiple client tests already requested worldwide.”
Second Quarter 2010 Financial Results
Group Revenue
Group Revenue was down 17% in $ and 13% in € year-on-year mainly due to fleet capacity adjustments. Group Revenue was down 7% sequentially in $.

	First Quarter	Second Quarter		Second Quarter
In millions	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group Revenue	696	647	779	498	573
Sercel Revenue	222	247	239	191	175
Services Revenue	511	460	558	353	409
Eliminations	-37	-60	-17	-46	-12
Marine contract	203	195	261	150	191
Land contract	114	79	83	62	61
Processing	94	94	97	72	72
Multi-client	100	92	116	70	86
MC marine	74	60	103	46	76
MC land	26	32	13	24	10

Sercel
Year-on-year, revenue was up 3% in $ and 9% in €. Sequentially, revenue was up 11% in $ and operating margin increased 5 points to 27% confirming the early recovery of the equipment market and the technology leadership of Sercel.
Sentinel® solid steamer demand for new builds and vessel upgrades, along with increased technology take-up of SeaRay® OBC systems, drove marine sales higher this quarter. In Land, sales remained strong on demand for increasing channel counts and regional activity.
During the quarter, deployment began on our industry first fiber-optic permanent monitoring solution with OptowaveTM in the North Sea, and the first sales of our Metrolog downhole pressure and temperature gauges in China were delivered.
Internal sales represented 24% of revenue.
Services
Year-on-year, revenue was down 18% in $ and 14% in €. Sequentially revenue was down 10% in $ and operating margin was 1%.
•	Marine contract revenue was down 25% year-on-year in $ and 22% in € mainly due to the planned decommissioning of nine of our lower-end vessels which is now complete. Sequentially, revenue was down 4% with good vessel availability[1] and production[2] rates, both at 92% in a continued low priced market. 73% of the 3D fleet operated on contract, 27% on multi-client.

We are on schedule with the upgrade of six of our high-end vessels to Nautilus® this year and have initiated the deployment of SeaPro Nav, our integrated navigation and positioning systems for all in water equipment.

The Oceanic Vega was delivered in July and is currently starting its first contract in the North Sea. With a maximum towing capacity of 20 Sercel solid Sentinel streamers and Nautilus streamer steering devices, the Oceanic Vega will be unrivaled in providing high-end marine services including wide-azimuth and BroadSeisTM acquisition.

•	Land contract revenue was down 4% year-on-year in $ and up 2% in €. Sequentially revenue was down 30% in $ as our Arctic crews demobilized. Activity remained high in the Middle East further reinforced by the mobilization of new OBC crews.

The application of our high productivity, high resolution HPVA and V1 solutions continue to expand across our vibroseis land operations and our new land based broadband solution, EmphaSeis, was implemented successfully on two commercial projects.

During the quarter we received our first award for a 3D acquisition project with our new JV partner in Columbia.

SeisMovieTM, our real-time onshore permanent monitoring solution continues to see increased interest, particularly for heavy oil, CO2 sequestration and gas storage.

[1]	- The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

[2]	- The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

•	Processing & Imaging revenue was down 4% year-on-year in $ and stable in €. Sequentially revenue was stable in $ with strong margins. During the quarter we opened new reservoir seismic centers in Europe, Africa and Brazil. Demand for high-end imaging technology for shale prospects further increased. The deployment of geovation, our new processing and imaging platform, will continue to bring the latest technology to our customers.

Recent advances in our TTI RTM workflows uniquely provide the ability to pick 3D surfaces for enhanced tomographic velocity model building, leading to significant improvements in the precision of wide-azimuth depth images.

•	Multi-client revenue was down 21% year-on-year in $ and 18% in €. Sequentially, revenue was down 9% in $ mainly impacted by lower marine after-sales. Capex for the second quarter remained sequentially stable at $86 million (€66 million) with prefunding increasing to 67%. The amortization rate averaged 57%, with 66% in land and 53% in marine. Net Book Value of the library at the end of June was at $740 million.
Multi-client marine revenue was sequentially down 19% in $. Capex was at $72 million (€55 million). Prefunding was $42 million (€32 million), a rate of 59%. After-sales worldwide were low at $18 million (€14 million) impacted by the conditions in the Gulf-of-Mexico and the delay of the publication of pre-salt regulations in Brazil. All Gulf-of-Mexico wide-azimuth data will be delivered on schedule.

Off the coast of Gabon, we successfully integrated the high-resolution geologic information of a Gravity Gradiometry survey in our multi-client data to better constrain the salt bodies and potential prospects.

Multi-client land revenue was sequentially up 21% in $. Capex was at $14 million (€11 million). Interest continues to strengthen for our on-shore data in the US, especially the Haynesville survey which was completed in May and our upcoming new Marcellus shale program. Prefunding was $16 million (€12 million), a rate of 112%. After-sales were $17 million (€13 million).

Group EBITDAs was $166 million (€128 million), a margin of 26%.

	First Quarter	Second Quarter		Second Quarter
In millions	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group EBITDAs	176	166	232	128	170
margin	25%	26%	30%	26%	30%
Sercel EBITDAs	62	78	67	60	49
margin	28%	31%	28%	31%	28%
Services EBITDAs	137	120	188	92	138
margin	27%	26%	34%	26%	34%
Group Operating Income Group Operating Income was $37 million (€29 million), a margin of 6% including a positive impact of non-current items such as disposal of assets and reduction of liabilities. The strengthening performance of Sercel was offset by the continued low priced marine market and low marine multi-client contributions in Services.

	First Quarter	Second Quarter		Second Quarter
In millions	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group Operating Income	37	37	67	29	49
margin	5%	6%	9%	6%	9%
Sercel Op. Income	50	66	57	51	42
margin	22%	27%	24%	27%	24%
Services Op. Income*	14	5	36	4	26
margin	3%	1%	6%	1%	6%
Financial Charges
Financial charges were $34 million (€26 million).
Net Income was $8 million (€6 million). After the impact of minority interests of $5 million, EPS was €0.01 per ordinary share and $0.02 per ADS.
Cash Flow
Cash Flow from Operations
Cash flow from operations was $82 million (€65 million) down 62% year-on-year.
Capex
Global Capex was $163 million (€125 million) this quarter, an increase of 11% year-on-year.
•	Industrial Capex was $78 million (€59 million)

•	Multi-client Capex was $86 million (€66 million) a reduction of 16% in $ with a 67% prefunding rate

	First Quarter	Second Quarter
In million $	2010	2010	2009
Capex	142	163	147
Industrial	55	78	45
Multi-client	87	86	102

Free Cash Flow
After interest expenses paid during the quarter, free cash flow was negative at $127 million.
On July 15, we completed an amendment to our January 2014 term loan B agreement which includes an extension of maturity to 2016 of a $340 million portion of our $515 million outstanding credit facility.
Second Quarter 2010 Comparisons with Second Quarter 2009

Consolidated Income Statement	First Quarter	Second Quarter		Second Quarter
In millions	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Exchange rate euro/dollar	1.398	1.303	1.335	1.303	1.335
Operating Revenue	696.1	646.9	778.9	498.0	572.6
Sercel	221.9	247.0	238.7	190.6	175.2
Services	511.3	459.8	557.6	353.3	409.3
Elimination	-37.1	-60.1	-17.4	-45.9	-11.9
Gross Profit	148.0	129.4	164.2	99.9	119.7
Operating Income	36.8	37.1	67.1	28.5	48.5
Sercel	49.6	65.8	56.7	50.5	41.9
Services	14.1	5.1	35.9	4.1	25.5
Corporate and Elimination	-26.9	-33.8	-25.5	-26.1	-18.9
Net Financial Costs	-23.9	-23.2	-41.3	-17.8	-30.6
Income Tax	-8.9	-2.7	-12.5	-2.2	-9.0
Deferred Tax on Currency Translation	-3.8	0.4	7.2	0.2	5.4
Income from Equity Investments	0.3	-3.2	2.7	-2.3	2.0
Net Income	0.5	8.3	23.2	6.2	16.5
Earnings per share (€) / per ADS ($)	-0.02	0.02	0.13	0.01	0.09
EBITDAs	175.5	166.4	231.7	128.0	170.0
Sercel	61.7	77.7	66.5	59.7	49.1
Services	136.8	120.2	187.7	92.4	137.6
Industrial Capex	54.9	77.7	45.2	59.1	32.8
Multi-client Capex	87.0	85.7	101.7	65.8	75.0

First Half 2010 Financial Results
Group Revenue
Group Revenue was down 18% both in $ and in € year-on-year, reflecting our marine fleet capacity adjustment program, low priced backlog secured in the second half of 2009 and low marine multi-client sales, masking the strengthening performance of Sercel. Group Revenue was down 9% sequentially in $.

	Second Half	First Half		First Half
In millions	2009 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group Revenue	1 479	1 343	1 630	996	1 221
Sercel Revenue	418	469	440	350	329
Services Revenue	1 133	971	1 246	719	934
Eliminations	-72	-97	-56	-72	-42
Marine contract	444	398	634	295	475
Land contract	167	193	215	143	161
Processing	205	187	198	139	149
Multi-client	317	192	198	142	148
MC marine	241	134	173	99	130
MC land	77	59	25	43	19
Group EBITDAs was $342 million (€254 million), a margin of 25%.

	Second Half	First Half		First Half
In millions	2009 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group EBITDAs	478	342	514	254	385
margin	32%	25%	32%	25%	32%
Sercel EBITDAs	98	139	131	104	98
margin	23%	30%	30%	30%	30%
Services EBITDAs	403	257	431	190	323
margin	36%	26%	35%	26%	35%
Group Operating Income was $74 million (€55 million), a margin of 5%.

	Second Half	First Half		First Half
In millions	2009 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Group Operating Income	111	74	199	55	149
margin	7%	5%	12%	5%	12%
Sercel Op. Income	75	115	111	86	83
margin	18%	25%	25%	25%	25%
Services Op. Income*	61	19	142	14	106
margin	5%	2%	11%	2%	11%

Financial Charges
Financial charges were $68 million (€50 million).
Net Income was $9 million (€7 million). After the impact of minority interests of $9 million, EPS was €0.00 per ordinary share and $0.00 per ADS.
Cash Flow
Cash Flow from Operations
Cash flow from operations was $233 million (€173 million) down 32% year-on-year.
Capex
Global Capex was $302 million (€224 million) in the first half of the year, a reduction of 6% year-on-year.
•	Industrial Capex was $129 million (€96 million)

•	Multi-client Capex was $173 million (€128 million) a reduction of 10% in $ with a 62% prefunding rate

	Second Half	First Half
In million $	2009	2010	2009
Capex	264	302	322
Industrial	138	129	129
Multi-client	127	173	193
Free Cash Flow
After interest expenses paid during the first half, free cash flow was negative at $121 million.
Balance Sheet
Net Debt to Equity Ratio
The Group’s gross debt was $1.894 billion at the end of June 2010, corresponding to €1.543 billion following a 1.23 euro/dollar closing exchange rate.
With $442 million (€360 million) in available cash, Group net debt was $1.452 billion (€1.183 billion).
Net debt to equity ratio, at the end of June 2010, was 39%.

First Half 2010 Comparisons with First Half 2009

Consolidated Income Statement	Second Half	First Half		First Half
In millions	2009 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)
Exchange rate euro/dollar	1.392	1.348	1.335	1.348	1.335
Operating Revenue	1 479.1	1 343.0	1 630.1	996.0	1 221.1
Sercel	418.2	469.0	439.8	349.5	329.0
Services	1 132.7	970.9	1 245.8	718.8	933.6
Elimination	-71.9	-97.0	-55.5	-72.3	-41.5
Gross Profit	317.9	277.4	420.4	205.8	315.0
Operating Income	110.6	73.8	198.6	54.8	148.7
Sercel	75.3	115.4	111.0	86.0	83.0
Services*	61.3	19.2	142.0	14.2	106.3
Corporate and Elimination*	-26.0	-60.8	-54.3	-45.4	-40.6
Net Financial Costs	-89.4	-47.1	-72.5	-35.0	-54.3
Income Tax	-13.0	-11.7	-43.0	-8.6	-32.2
Deferred Tax on Currency Translation	-0.7	-3.4	7.6	-2.5	5.7
Income from Equity Investments	8.3	-2.8	3.3	-2.1	2.4
Net Income	15.8	8.8	93.9	6.6	70.3
Earnings per share (€) / per ADS ($)	0.09	0.00	0.59	0.00	0.44
EBITDAs	477.5	341.9	514.3	253.6	385.3
Sercel	97.7	139.4	130.7	103.9	97.8
Services	402.9	257.0	430.8	190.3	322.8
Industrial Capex	137.9	129.4	129.1	96.0	96.7
Multi-client Capex	126.5	172.6	192.8	128.0	144.5

*	Starting in 2010, operating income for our Services segment is presented after elimination of amortization expense corresponding to past inter-company capital expenditures between our Equipment segment and Services segment. These eliminations were previously presented in Eliminations and Adjustments. The segment information related to our Services segment for the first and second quarters 2009 was restated to reflect this change in our internal financial reporting.

Other Information
•	A French language conference call is scheduled today at 10:00am (Paris), 9:00am (London). To take part in the French language conference, simply dial in 5 to 10 minutes prior to the scheduled start time.

— France call-in +33 1 72 00 13 64 — International call-in +44 203 367 94 59 — Replay +33 1 72 00 15 01 & +44 203 367 94 60 Code: 270603 #

•	An English language conference call is scheduled today at 3:00pm (Paris) — 2:00pm (London) — 8:00am (US CT) — 9:00am (US ET). To take part in the English language conference, simply dial 5 to 10 minutes prior to the scheduled start time.

— US Toll-Free 1-877-485-3104
— International call-in                  1-201-689-8579
— Replay                                       1-877-660-6853 & 1-201-612-7415
                                                        Event ID: 342 719
— You will be asked for the name of the conference: “CGGVeritas Q2 2010 results”.

•	The presentation is posted on our website www.cggveritas.com and can be downloaded

•	Detailed financial results (6K) are available on our website www.cggveritas.com

•	The conference call will be broadcast live on our website www.cggveritas.com and a replay will be available for two weeks thereafter
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 30th, 2010	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate